[Letterhead of VimpelCom]



         VIMPELCOM RECEIVES A GSM-900 AMENDMENT TO ITS GSM-1800 LICENSE
                   FOR ST. PETERSBURG AND THE LENINGRAD REGION
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Moscow   and  New  York   (March   6,   2003)  -  Open   Joint   Stock   Company
"Vimpel-Communications"   ("VimpelCom"  or  the  "Company")  (NYSE:  VIP)  today
announced that the Ministry of Communications of the Russian Federation has amended the GSM-1800 license for the Northwest license area issued on September 12, 2002 to the Company's subsidiary, VimpelCom-Region. The amendment allows VimpelCom-Region to operate a dual-band GSM-900/1800 network in the city of St. Petersburg and the surrounding Leningrad region.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" family of brand names, which are among the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 94% of Russia's population (137 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

This Form 6-K document contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act regarding the issuance of a license to VimpelCom's subsidiary. These statements are based on Management's best assessment of the regulatory process. There can be no assurance that the related 900 MHz frequencies required to operate a dual-band GSM-900/1800 network in the city of St. Petersburg and the Leningrad region will be issued in a timely manner or at all, that the related frequency allocations will not impose additional financial or other obligations on the VimpelCom Group, that the Group will be able to successfully build out the network in the Northwest license area, or that the Group will be able to successfully compete in the Northwest license area due to the fact that its principal competitors have already established presences in the area and for other reasons. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.





For more information, please contact:

Valery Goldin                                Christopher Mittendorf
VimpelCom (Moscow)                           Edelman Financial Worldwide
Tel: 7(095) 974-5888                         Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                        christopher.mittendorf@edelman.com